Exhibit (e)(1)

Excerpts from the McCormick & Schmick’s Seafood Restaurants, Inc.

Definitive Proxy Statement on Schedule 14A relating to the 2011 Annual

Meeting of the Stockholders as filed with the Securities and Exchange

Commission on April 14, 2011.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

The Board of Directors maintains an approval process whereby related party transactions are subject to the approval of our Board of Directors or, where one or more directors has a personal or financial interest in a matter to be acted upon, then by a committee consisting solely of disinterested directors. In addition, in accordance with the Audit Committee Charter, the Audit Committee reviews and approves all transactions with related parties.

We lease the premises occupied by McCormick & Schmick’s Harborside at the Marina in Portland, Oregon under a lease dated February 14, 1985, as amended, with Harborside Partners, LLC (the “Harborside Lease”), in which Douglas L. Schmick, a director and our Chairman and former Chief Executive Officer has a one-third interest. The Harborside Lease expires on December 31, 2023 and may be renewed for three additional five-year periods. Under the Harborside Lease, we pay base rent of $23,123 per month plus the additional amount by which five percent of restaurant gross sales in the month exceed $23,123. We also pay a proportional share of taxes, insurance, maintenance and other costs. The aggregate amount of expense incurred related to this lease with Harborside Partners, LLC was $328,000 for fiscal year 2010. We believe the terms of the Harborside Lease are as fair to us as those that would have been available to us in arm’s-length negotiations with an unrelated party.

We lease kitchen and storage space in the premises occupied by Jake’s Famous Crawfish in Portland, Oregon under a lease dated June 18, 2004 (the “Kitchen Lease”) with DLS Investments, LLC, which is 100% owned by Douglas L. Schmick and his spouse. We pay an aggregate base rent of $10,080 per month plus our utilities and a pro rata share of taxes, assessments and insurance. In addition, the Kitchen Lease provides for base rent escalations every three years. The aggregate amount of expense incurred related to this lease with DLS Investments, LLC was $137,000 for fiscal year 2010. On November 23, 2005, we exercised renewal options to extend the term of the Kitchen Lease through October 12, 2019, with base rent to be adjusted as provided in the Kitchen Lease, and amended the Kitchen Lease to grant the Company two additional five-year renewal options and to assign the Kitchen Lease to BOIN Properties, LLC, if the Company defaults on the Restaurant Lease. We believe the terms of the Kitchen Lease are as fair to us as those that would have been available to us in arm’s-length negotiations with an unrelated party.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

On April 4, 2011 the Company was made aware of a public statement by Landry’s Restaurants, Inc., and Tilman J. Fertitta, pursuant to which those persons announced an intention to commence a tender offer for up to all of our common stock not presently owned by Mr. Fertitta and his affiliates. As of such date, and based upon publicly available filings, Mr. Fertitta owns 10.1% of our common stock. The consummation of such an offer, if commenced, would result in a change of control of the Company.

The following table sets forth as of March 30, 2011 the beneficial ownership of our Common Stock by:

•	each person who beneficially owns more than 5% of our Common Stock;

•	each of our named executive officers;

•	each of our directors; and

•	all directors and executive officers as a group.

Unless otherwise indicated, the address for each person or entity named below is c/o McCormick & Schmick’s Seafood Restaurants, Inc., 1414 NW Northrup Street, Suite 700, Portland, Oregon 97209.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and except for community property laws where applicable, a person named in the table below has sole voting and investment power for all shares of Common Stock shown as beneficially owned by that person.

	Shares Beneficially Owned(1)
Name	Number	Percentage of Shares
Fred Alger Management, Inc.(2)	2,250,486	15.1%
111 Fifth Avenue
New York, NY 10003
FMR LLC(3)	1,674,139	11.3%
82 Devonshire Street
Boston, MA 02109
Tilman J. Fertitta(4)	1,496,281	10.1%
15010 West Loop South
Houston, TX 77027
Wellington Management Company(5)	941,648	6.3%
280 Congress Street
Boston, MA 02210
Dimensional Fund Advisors(6)	841,511	5.7%
6300 Bee Cave Road
Austin, TX 78746

William T. Freeman(7)	166,667	1.1%
Michelle M. Lantow(8)	35,000	*
Michael B. Liedberg(9)	10,725	*
Steven B. Foote(10)	8,050	*
Christopher C. Westcott(11)	31,519	*
Kelly A.B. Gordon(12)	3,401	*
Douglas L. Schmick(13)	131,252	*
James D. Parish(14)	33,383	*
J. Rice Edmonds(14)	24,657	*
Elliott H. Jurgensen, Jr(14)	19,428	*
Christine F. Deputy Ott(15)	5,510	*
Eric P. Bauer(15)	5,510	*
Directors and Executive Officers as a group (12 persons)(16)	475,102	3.2%

*	Represents beneficial ownership of less than one percent of the outstanding shares of our Common Stock.
(1)	If a stockholder holds options or other securities that are exercisable or otherwise convertible into our Common Stock within 60 days following March 30, 2011, we treat the shares of Common Stock underlying those securities as owned by that stockholder and as outstanding shares when we calculate the stockholder’s percentage ownership of our Common Stock. We do not consider those shares to be outstanding when we calculate the percentage ownership of any other stockholder.
(2)	Information is based on a Schedule 13G filed February 14, 2011.
(3)	Information is based on amendment No. 5 to Schedule 13G filed February 11, 2011.
(4)	Information is based on a Schedule 13D/A filed April 8, 2011.
(5)	Information is based on amendment No. 4 to Schedule 13G filed February 14, 2011.
(6)	Information is based on a Schedule 13G filed February 11, 2011.
(7)	Includes 166,667 shares subject to options exercisable within 60 days of March 30, 2011.
(8)	Includes 25,000 shares subject to options exercisable within 60 days of March 30, 2011.
(9)	Includes 10,000 shares subject to options exercisable within 60 days of March 30, 2011.
(10)	Includes 6,667 shares subject to options exercisable within 60 days of March 30, 2011.
(11)	Includes 20,000 shares subject to options exercisable within 60 days of March 30, 2011.
(12)	Includes 3,000 shares subject to options exercisable within 60 days of March 30, 2011.
(13)	Includes 80,000 shares subject to options exercisable within 60 days of March 30, 2011.
(14)	Includes 3,684 shares of restricted stock remaining under an award that vests over a 12 month period that began on May 19, 2010.
(15)	Includes 2,030 shares of restricted stock remaining under an award that vests over a seven month period that began on November 1, 2010 and 3,480 shares of restricted stock remaining under an award that vests over a three year period that began on November 1, 2010.
(16)	Includes 311,334 shares subject to options exercisable within 60 days of March 30, 2011; 11,052 shares of restricted stock remaining under an award that vests over a 12 month period that began on May 19, 2010; 4,060 shares of restricted stock remaining under an award that vests over a seven month period that began on November 1, 2010.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Compensation Philosophy

Our executive compensation program is designed to:

•	Reward performance.

•	Motivate executives to maximize stockholder returns by achieving both short-term and long-term financial and strategic goals and objectives.

•	Attract and retain key executive officers in a highly competitive marketplace.

We link executive compensation directly to the financial performance of the Company as well as to each executive’s individual contribution. In determining competitive compensation levels, our Compensation Committee analyzes base salaries and incentive compensation for executive officers at comparable companies. The Compensation Committee has placed increased emphasis on aligning compensation with Company performance by making a substantial portion of compensation payable as a bonus that is “at risk,” which offers increased rewards for strong Company and individual performance and reduced returns if performance goals are not met.

The Compensation Committee and the Compensation Process

The Compensation Committee annually reviews executive performance and compensation, including base pay, target bonus levels and equity awards for our top executives. The Compensation Committee considers specific recommendations regarding compensation for other executives from the Chief Executive Officer and reviews the Chief Executive Officer’s annual assessment of other executives’ performance. The Chief Executive Officer’s recommendation typically includes a discussion of the executive’s role and responsibilities, past performance and expected future contributions, the executive’s expectations and competitive market considerations.

Our Compensation Committee has previously engaged compensation consultants to assist us in analyzing our compensation practices to assure they are helping to fulfill our goals and that they are competitive with our peers. In 2008, the Compensation Committee assessed the market pay levels for the Chief Executive Officer, Chief Financial Officer, and the Executive Vice President of Operations based on a peer group of 14 restaurant companies with the assistance of Mercer Human Resource consulting. These companies were O’Charley’s Inc.; PF Chang’s China Bistro Inc.; Red Robin Gourmet Burgers; Texas Roadhouse Inc.; California Pizza Kitchen Inc.; Luby’s Inc.; Morton’s Restaurant Group; Benihana Inc.; Buca Inc.; Ruth’s Chris Steak House; Max & Erma’s Restaurants; J. Alexander’s Corp.; Cosi Inc.; and Ark Restaurants Corp. We did not use an external consultant in 2009 or 2010 to assist us in analyzing compensation practices for our executive officers, but rather performed an analysis internally comparing the Company’s executive compensation to our peers and the restaurant industry.

Elements of Compensation

The executive compensation program for our Chief Executive Officer, Chief Financial Officer, Executive Vice President of Operations and our next three highest paid executive officers, whom we refer to as “named executive officers” and other key employees consists of base salary and may include incentive cash bonuses and long-term incentives, including stock option grants and restricted stock. Consistent with our philosophy described above, the compensation elements are determined based on an executive’s position and responsibilities, and a substantial portion of total compensation depends on individual and Company performance.

Base Salary Compensation

Base salary is used to compensate an executive officer for position and level of responsibility. Base salaries for named executive officers are reviewed annually, and any salary adjustments are based on the level of responsibility of the particular position, individual performance, competitive data and overall Company performance. For the salary of the Chief Executive Officer, the Compensation Committee evaluates performance and makes recommendations to the independent directors for their approval based on the evaluation.

Annual Incentive Compensation

Our named executive officers and other key employees have the opportunity to earn cash incentive awards based on an annual executive incentive compensation plan. Our Compensation Committee establishes performance goals each year, typically no later than March, which include financial performance goals, such as operating income, same store sales or other targets, and non-financial goals. Cash bonuses for individuals are determined by the extent to which we attain established goals and by an assessment of each individual’s performance during the year.

The Compensation Committee has discretion to increase or decrease compensation payouts based on our achievement of performance goals. An employee may receive no bonus for the year if less than a predetermined percentage of our performance goal is met or if his or her performance does not meet the Compensation Committee’s or management’s expectations. Although we establish performance goals and target bonuses in the first quarter of the year to satisfy the requirements of Section 162(m) of the Internal Revenue Code, the Compensation Committee may exercise discretion by reducing or increasing bonuses. For example, if Company performance would result in a maximum bonus but individual performance does not meet expected standards, the Compensation Committee could reduce the bonus amount in its discretion.

Compared to our peers and the restaurant industry, we generally seek to provide a higher proportion of total executive compensation in the form of a performance-based bonus, and the Compensation Committee reviews benchmarking bonus data and considers how bonus potential and base salary work in conjunction.

We did not increase the annual salary of any named executive officers in 2010, with the exception of the following:

•	Christopher C. Westcott, VP of Operations, received a 10% increase in base salary in 2010 due to an increase in responsibilities.

•	Steven B. Foote, VP of Operations, received a 10% increase in base salary in 2010 due to an increase in responsibilities.

Mr. Freeman’s target cash bonus was increased for 2010 to $275,000. The performance goals for 2010 were based on minimum financial goals (80% of bonus), with a focus on earnings per share growth and revenues, and non-financial goals (20% of bonus), including customer service. All bonus payouts were discretionary, and factor a combination of Company performance and individual performance.

The minimum financial performance goals under our 2010 Executive Incentive Compensation Plan were as follows:

•	Achieving at least 90% of the budgeted earnings per share of $0.45;

•	Meeting the capital budget numbers while delivering the Board approved scope of work;

•	Opening two new restaurants within budget; and

•	No bonus will be paid if we default on any credit facility covenants.

Non-financial goals included maintaining or improving our guest satisfaction scores.

On November 16, 2009, we entered into an employment agreement with Michelle M. Lantow, who began service as our Chief Financial Officer on January 6, 2010. As Chief Financial Officer, Ms. Lantow’s annual base salary is $285,000 and her target cash bonus for the 2010 fiscal year was 50% of her base salary. Ms. Lantow’s cash bonus for the 2010 fiscal year was guaranteed to be at least $25,000, with $10,000 payable March 31, 2010.

Ms. Lantow was granted an option under our 2004 Stock Incentive Plan to purchase 100,000 shares of our common stock at a per share price equal to the closing price on January 6, 2010, the first day of her employment with the Company and the date of the grant. Ms. Lantow has an executive severance and non-competition agreement with us.

Based on its assessment of the Company’s performance in 2010, our Compensation Committee elected to not pay discretionary bonuses for 2010 as financial goals were not met.

Long-term Incentives

Our long-term incentives are designed to align executive officer equity-based rewards with our financial performance and increases in our stock price over a multiple-year period. To achieve this objective, we provide named executive officers long-term incentive award opportunities in the form of stock option and restricted stock grants. Option and restricted stock grants provide executives with the opportunity to buy and maintain equity interests in the Company and to share in the appreciation of the value of the stock. They also provide a long-term incentive for the executive to remain with us and promote stockholder returns. We tie the number of shares of restricted stock granted to eligible employees based on achieving earnings per share targets. We granted stock options to our named executive officers and other employees in connection with our initial public offering in 2004, as well as in connection with the hiring for key positions including granting Ms. Lantow options to acquire 100,000 shares of common stock in January of 2010 in conjunction with us hiring her as the Company’s Chief Financial Officer. We granted restricted stock to some executives and key employees, including named executive officers, in 2006 and in 2008 as long-term incentive compensation. All option grants to named executive officers have had an exercise price equal to the fair market value of the shares at the date of grant. The options granted expire ten years after the option was granted and become exercisable over a three year vesting period. The options only have value to the recipients if the price of the stock appreciates after the options are granted. Each of the restricted stock grants in 2006 and 2008 vests over three years, and unvested restricted stock is subject to forfeiture if the named executive officer leaves the Company.

Equity Granting Processes

Our Compensation Committee approves all equity grants to executive officers, and delegates limited authority to our Chief Executive Officer and Chief Financial Officer to make grants to employees. We do not have a practice of making annual equity awards. We granted stock options or restricted stock to some executives, including our named executive officers, in 2006, 2007, 2008, 2009 and in 2010. Typically, we grant stock options to significant employees when they are hired. The exercise price of the options is the fair market value at the grant date and the number of shares underlying options varies based on the duties and responsibilities of the executive or employee.

Other Benefits

The Company’s benefits philosophy for executive officers is that benefits should provide employees protection from catastrophic events, enable employees to plan for their future and be competitive in order to attract and retain a high-quality workforce. Benefits that we offer to certain named executive officers and certain key employees include a monthly car allowance and participation in health and other benefit programs that are available to employees generally. We do not provide pension benefits or deferred compensation to our named executive officers, and they are not eligible to participate in our 401(k) plan.

Severance and Change of Control Agreements

William T. Freeman, our Chief Executive Officer, has an executive severance agreement with us that provide severance benefits contingent on our receiving a release of claims from him. Michelle M. Lantow, our Chief Financial Officer, has an executive severance and non-competition agreement to provide benefits contingent on our receiving a release of claims from her. The Company believes that these agreements effectively create incentives for our executives to build stockholder value without the fear of losing employment for situations other than for cause. These arrangements are intended to attract and retain qualified executives who could have other job alternatives that may appear to them to be less risky absent these arrangements. The benefits are described under “SEVERANCE AND CHANGE OF CONTROL ARRANGEMENTS.”

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits to $1,000,000 per person the amount that we may deduct for compensation paid to any of our most highly compensated officers in any year. In the past, we have not paid compensation that has exceeded this limit. To date, we have generally granted stock options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code and restricted stock grants. We receive no tax deduction for the “option spread” compensation (the excess of the market value of shares over the exercise price of the option) on exercise of Incentive Stock Options unless the optionee disposes of the acquired shares before satisfying specified holding periods. Under IRS regulations, compensation that meets specified performance-based requirements will not be subject to the $1,000,000 cap on deductibility. If non-deductibility of executive compensation, including equity-based compensation, becomes material to the Company’s U.S. tax position, we will consider policies and strategies to achieve full deductibility.

Significant Changes in Compensation in 2011

We have increased the base salary of the following named executive officers for 2011:

•	Michelle M. Lantow, Chief Financial Officer, received a 3% cost of living increase in base salary in 2011.

•	Christopher C. Westcott, VP of Operations, received a 10% increase in base salary in 2011 due to an increase in responsibilities and to align Mr. Westcott’s compensation to market.

•	Steven B. Foote, VP of Operations, received a 7% increase in base salary in 2011 due an increase in responsibilities and to align Mr. Foote’s compensation to market.

No other named executive officers received an increase in base salary for 2011.

The performance goals for 2011 are based on minimum financial goals (70%), with a focus on operating income and same store sales, and non-financial goals (30% of bonus), including customer service. All bonus payments are discretionary, and factor a combination of Company performance and individual performance.

The minimum financial performance goals under our 2011 Executive Incentive Compensation Plan are as follows:

•	Achieve at least 90% of the Company’s budgeted operating income;

•	Achieve positive same store sales;

•	No bonus will be paid if we default on any credit agreement covenants.

Non-financial goals include maintaining or improving our guest satisfaction scores.

SUMMARY COMPENSATION TABLE

The following table summarizes compensation information for our named executive officers.

Name and principal position	Year	Salary ($)(1)	Bonus ($)	Stock awards ($)(2)	Option awards ($)(3)	Non-equity Incentive plan compensation ($)(4)	All other compensation ($)		Total ($)

William T. Freeman,	2010	$449,819	$—	$—	$—	$—	$16,800	(7)	$466,619
Chief Executive Officer	2009	399,630	250,000	—	457,500	—	40,388	(5)	1,147,518
	2008	—	—	—	—	—	—		—

Douglas L. Schmick,	2010	100,000	—	—	—	—	—		100,000
Chief Executive Officer(6)	2009	123,302	25,000	—	—	—	13,621	(7)	161,923
	2008	415,385	—	140,988	—	—	16,551	(7)	572,924

Michelle M. Lantow,	2010	271,679	25,000	—	414,700	—	—		711,379
Chief Financial Officer	2009	—	—	—	—	—	—		—
	2008	—	—	—	—	—	—		—

Emanuel N. Hilario,	2010	—	—	—	—	—	—		—
Chief Financial Officer(8)	2009	146,640	—	—	—	—	329,468	(9)	471,108
	2008	309,231	—	100,706	—	—	12,000	(7)	421,937

Michael B. Liedberg,	2010	216,434	—	—	—	—	12,000	(7)	228,434
Executive Vice President of Operations	2009	211,719	30,000	—	—	—	12,000	(7)	253,719
	2008	203,920	—	40,282	—	—	10,846	(7)	255,048

Steven B. Foote,	2010	146,242	—	—	—	—	—		146,242
Vice President of Operations	2009	134,719	5,000	—	—	—	—		139,719
	2008	131,997	—	30,212	—	—	—		162,209

Christopher C. Westcott,	2010	144,141	—	—	—	—	—		144,141
Vice President of Operations	2009	131,036	10,000	—	—	—	—		141,036
	2008	129,292	—	30,212	—	—	—		159,504

Jeffrey H. Skeele,	2010	43,724	—	—	—	—	76,254		119,978
Senior Vice President of Operations(10)	2009	174,882	—	—	—	—	—		174,882
	2008	173,831	—	36,254	—	—	—		210,085

Kelly A.B. Gordon,	2010	111,015	134,595	—	—	—	—		245,610
Vice President of The Boathouse Restaurants(11)	2009	108,087	121,250	—	—	—	—		229,337
	2008	$118,235	$125,208	$14,099	$—	$—	$—		$257,542

(1)	Salary paid in each year reflects some payments made at the prior year’s annual salary level.
(2)	This column represents the total grant date fair value of restricted stock awards granted to each of the applicable named executives. The fair value of the restricted stock awards was calculated based upon the closing market price of our common stock on the grant date. These amounts reflect our total accounting expense for these awards to be recognized over the full vesting period and do not correspond to the actual value that will be recognized by the executives. The actual value that an executive will realize upon vesting of the restricted stock awards will depend on the market price of our stock on the vesting date, so there is no assurance that the value realized by an executive will be at or near the value of the market price of our stock on the grant date.
(3)	This column represents the total grant date fair value of stock options granted to each of the applicable named executives. The fair value of stock options was estimated on the grant date using a Black-Scholes option pricing model. For additional information on the valuation assumptions with respect to stock option grants, refer to Note 2 of our financial statements in our Annual Report on Form 10-K for the year ended December 29, 2010. These amounts reflect our total accounting expense for these awards to be recognized over the vesting period and do not correspond to the actual value that may be recognized by the executives. The actual value, if any, that the executive may realize upon exercise of the options will depend on the excess of the stock price over the base value on the date of exercise, so there is no assurance that the value realized by will be at or near the value estimated by the Black-Scholes model.

(4)	All of the non-equity incentive plan compensation is paid in cash.
(5)	Amounts include car allowance for 2009 of $16,154, as well as $24,234 for consulting services provided to us prior to his employment.
(6)	Mr. Schmick resigned from the office of Chief Executive Officer, and William T. Freeman was appointed Chief Executive Officer, on January 12, 2009. Mr. Schmick remains the Chairman of the Board.
(7)	Car allowance.
(8)	Effective May 21, 2009, Emanuel N. Hilario ceased to be employed by the Company.
(9)	Amounts include car allowance for 2009 of $4,615, and $324,853 paid for severance related to his departure from the Company.
(10)	Effective March 20, 2010, Jeffrey H. Skeele ceased to be employed by the Company, but was paid for consulting services through August 31, 2010.
(11)	Mr. Gordon is paid in Canadian Dollars; for the purpose of this presentation his amounts have been translated to U.S. dollars using the average exchange rate for the two currencies over the fiscal year presented.

2010 GRANTS OF PLAN-BASED AWARDS

The following table summarizes information regarding awards of cash incentive compensation and stock options for our named executive officers in 2010.

Name	Grant date	Estimated future payouts under non-equity incentive plan awards target ($)(1)	All other stock awards: number of shares of stock or units (#)	Grant date fair value of stock awards (2)

William T. Freeman, Chief Executive Officer	—	$—	—	$—

Michelle M. Lantow, Chief Financial Officer	01/06/2010	—	100,000	414,700

Michael B. Liedberg, Executive Vice President of Operations	—	—	—	—

Steven B. Foote, Vice President of Operations	—	—	—	—

Christopher C. Westcott, Vice President of Operations	—	—	—	—

Kelly A.B. Gordon, Vice President of The Boathouse Restaurants(3)	—	$—	—	$—

(1)	Our non-equity incentive plan provides for a single estimated payout based on accomplishing all the performance measures. Financial performance comprises 80% of the target bonus and the remaining non-financial performance comprises 20% of the target bonus. A description on the non-equity incentive plan is included in Compensation Disclosure and Analysis – Annual Incentive Compensation. The Board has discretion to increase or decrease awards at its discretion.
(2)	The grant date fair value of a stock option awards in 2010 was $4.15. The assumptions used in determining the fair value of grants are disclosed in Note 2 to the Notes to Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 29, 2010.
(3)	Mr. Gordon does not participate in the non-equity incentive plan.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table summarizes information regarding the number of shares underlying options and the number and value of unvested restricted stock outstanding at December 29, 2010 held by our named executive officers.

	Option awards				Restricted Stock awards
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Option exercise price per share ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)(1)

William T. Freeman, Chief Executive Officer(2)	83,334	166,666	$3.92	01/12/2019	—	$—

Michelle M. Lantow, Chief Financial Officer(3)	—	100,000	7.53	01/06/2020	—	—

Michael B. Liedberg, Executive Vice President of Operations	10,000	—	12.00	07/17/2014	1,146	10,337

Steven B. Foote, Vice President of Operations	6,667	—	12.00	07/17/2014	860	7,757

Christopher C. Westcott, Vice President of Operations	20,000	—	12.00	07/17/2014	860	7,757

Kelly A.B. Gordon Vice President of The Boathouse Restaurants	3,000	—	$26.81	03/30/2017	401	$3,617

(1)	The calculation of value is based on the closing price of $9.02 according to the NASDAQ Global Market on December 29, 2010, the last day of trading in fiscal 2010.
(2)	250,000 options were granted to Mr. Freeman on January 12, 2009 which vest annually on each anniversary over a three year period.
(3)	100,000 options were granted to Ms. Lantow on January 6, 2010 which vest annually on each anniversary over a four year period.

STOCK VESTED

The table below summarizes information regarding restricted stock that vested in 2010.

Name	Restricted Stock
	Number of Shares acquired on vesting (#)	Value Realized on vesting ($)(1)

William T. Freeman, Chief Executive Officer	—	$—

Michelle M. Lantow, Chief Financial Officer	—	—

Michael B. Liedberg, Executive Vice President of Operations	1,147	10,759

Steven B. Foote, Vice President of Operations	860	8,067

Christopher C. Westcott, Vice President of Operations	860	8,067

Kelly A.B. Gordon, Vice President of The Boathouse Restaurants	401	$3,761

(1)	Value realized on vesting was calculated using the closing price per share according to The NASDAQ Global Market on the vesting date of the respective grant.

SEVERANCE AND CHANGE OF CONTROL ARRANGEMENTS

Chief Executive Officer

William T. Freeman has an executive severance agreement with the Company that provides severance benefits contingent on our receiving a release of claims from him. The Company considered this agreement important in attracting and retaining Mr. Freeman and in ensuring that his interests are aligned with our stockholders when considering change in control transactions. The amounts payable under this agreement are based on compensation immediately before a termination, but our Compensation Committee does not formally consider these contingent payments when determining other elements of executive compensation.

The benefits under the agreement are as follows:

•

If employment is involuntarily terminated, including due to death or disability, other than for “cause,” which is the willful and continued failure to perform assigned duties or the willful engagement in illegal conduct that materially injures the Company, Mr. Freeman would receive severance equal to (1) one-year’s base salary, plus (2) the average of his bonuses (including non-equity incentive compensation) for the two prior completed fiscal years, plus (3) a pro-rata portion of his estimated bonus (including non-equity incentive compensation) in the year in which he is terminated, plus (4) a lump sum payment of an amount estimated to be sufficient to continue health insurance coverage for six months under COBRA continuation laws.

•

If the Company experiences a change of control and employment is terminated other than for “cause,” or if Mr. Freeman resigns because he is required to move, the Company’s successor does not agree to be bound by the agreement, or Mr. Freeman’s duties, pay or total benefits are reduced, the employee would receive the benefits described above and, in addition, all of his options to purchase common stock would become immediately exercisable.

The estimated amounts that would have been paid to Mr. Freeman assuming he had been terminated without cause at the end of our last fiscal year, would have been as follows.

	One-year base salary	Bonus	Health insurance	Total
William T. Freeman	$450,000	$125,000	$10,187	$585,187

If the termination had occurred following a change of control of the Company, Mr. Freeman would have received the compensation described above, plus the following additional compensation:

	Value of accelerated Stock Options	Total (including amounts specified above)
William T. Freeman	$849,997	$1,435,184

We used $9.02 per share, the closing price of our stock on December 29, 2010, the last trading day of fiscal 2010, to calculate the value of the accelerated options, less the option exercise price per share of $3.92.

Chief Financial Officer

Michelle M. Lantow has an executive severance and non-competition agreement with the Company. The agreement provides the following benefits, contingent on our receiving a release of claims from her:

•

If employment is involuntarily terminated, including due to death or disability, other than for “cause,” which is the willful and continued failure to perform assigned duties or the willful engagement in illegal conduct that materially injures the Company, Ms. Lantow would receive severance equal to six months base salary, plus a lump sum payment of an amount estimated to be sufficient to continue health insurance coverage for three months under COBRA continuation laws.

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If the Company experiences a change of control and employment is terminated other than for “cause,” or if Ms. Lantow resigns because she is required to move, the Company’s successor does not agree to be bound by the agreement, or Ms. Lantow’s duties, pay or total benefits are reduced, she would receive the benefits described above and, in addition, all of her options to purchase common stock would become immediately exercisable until the earlier of (a) two years after termination of employment or (b) the option expiration date as set forth in the applicable option agreement.

The estimated amounts that would have been paid to Ms. Lantow assuming she had been terminated without cause at the end of our last fiscal year, would have been as follows.

	Six months base salary	Bonus	Health insurance	Total
Michelle M. Lantow	$142,500	$—	$5,093	$147,593

If the termination had occurred following a change of control of the Company, Ms. Lantow would have received the compensation described above, plus the following additional compensation:

	Value of accelerated Stock Options	Total (including amounts specified above)
Michelle M. Lantow	$149,000	$296,593

We used $9.02 per share, the closing price of our stock on December 29, 2010, the last trading day of fiscal 2010, to calculate the value of the accelerated options, less the option exercise price per share of $7.53.

DIRECTOR COMPENSATION

The table below summarizes compensation paid to our non-management directors in 2010.

Name	Fees earned or paid in cash ($)(1)	Stock Awards ($)	Total Compensation
J. Rice Edmonds(2)	$36,667	$35,000	$71,667
Elliott H. Jurgensen, Jr.(2)	55,000	35,000	90,000
Jeffrey D. Klein(2)	30,000	35,000	65,000
James R. Parish(2)	45,000	35,000	80,000
David B. Pittaway(2)	34,583	35,000	69,583
Eric P. Bauer(3)(4)	4,167	47,500	51,667
Christine F. Deputy Ott(3)(4)	$5,000	$47,500	$52,500

(1)	The Board adopted a program in 2008 to allow directors to elect to receive their cash compensation for service as a director in the form of Company stock, with the number of shares to be received determined by the closing price of the Company stock at the end of each fiscal quarter related to that quarter’s Board fee payments. Elections to receive compensation in the form of Company stock must be made during an open trading window. The fees earned indicated above includes amounts directors elected to receive in stock.
(2)	The stock awards amounts are the grant date fair value of the awards. Messrs. Edmonds, Jurgensen, Klein, Parish, Pittaway received 3,684 of restricted shares on May 19, 2010, which will vest on May 19, 2011 for Messrs. Edmonds, Jurgensen and Parish, and which have vested on November 1, 2010 for Messrs. Klein and Pittaway. The share award was determined by dividing $35,000 by the closing price of the stock on May 19, 2010.
(3)

The stock awards amounts are the grant date fair value of the awards. Mr. Bauer and Ms. Deputy Ott received 2,030 of restricted shares on November 1, 2010, which will vest on May 19, 2011. The share award was determined by dividing $17,500 by the closing price of the stock on November 1, 2010.

(4)	The stock awards amounts are the grant date fair value of the awards. Mr. Bauer and Ms. Deputy Ott received 3,480 of restricted shares on November 1, 2010, which will vest on November 1, 2013. The share award was determined by dividing $30,000 by the closing price of the stock on November 1, 2010.

Messrs. Freeman and Schmick receive no additional compensation to serve as directors. Cash compensation and other amounts paid to independent directors in 2010 consisted of the following:

•	annual compensation of $20,000;

•	$1,250 per each Board meeting attended;

•	annual compensation of $5,000 for service as a member of the Audit Committee and additional annual compensation of $20,000 for service as the chairman of the Audit Committee;

•	annual compensation of $5,000 for service as a member of the Compensation Committee and additional annual compensation of $10,000 for service as the chairman of the Compensation Committee;

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annual compensation of $5,000 for service as a member of the Nominating and Governance Committee and additional annual compensation of $10,000 for service as the chairman of the Nominating and Governance Committee;

•	a reasonable dining allowance at our restaurants; and

•	reasonable out-of-pocket expenses incurred in attending meetings.

On May 19, 2010, our Board of Directors approved the issuance to each independent director $35,000 of restricted stock, based on the closing price of the stock on the grant date. Additionally, on November 1, 2010, our Board of Directors approved the issuance to each of the new independent director $47,500 of restricted stock, based on the closing price of the stock on the grant date. Our Board of Directors believed the grant was important to further align the interests of our directors with those of our stockholders and that the grant made our total director compensation package more competitive with our peers. The Board also adopted a program to allow directors to elect to receive their cash compensation for service as a director in the form of Company stock, with the number of shares to be received determined by the closing price of the Company stock at the end of each fiscal quarter related to that quarter’s Board fee payments. Certain directors have elected this option.